Exhibit 99.1

TORONTO, February 17, 2017

Not for distribution to U.S. News Wire Services or dissemination in the United States.

FAIRFAX AFRICA COMPLETES INITIAL PUBLIC OFFERING, CONCURRENT PRIVATE PLACEMENTS AND AFGRI TRANSACTION — US$500 MILLION CAPITAL RAISE

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax Financial”) and Fairfax Africa Holdings Corporation (TSX: FAH.U) (“Fairfax Africa” or the “Company”) announced today that the Company has completed its initial public offering (the “Offering”) of 5,622,000 subordinate voting shares (“Subordinate Voting Shares”) at a price of US$10.00 per Subordinate Voting Share for gross proceeds of US$56,220,000. The Subordinate Voting Shares will commence trading today on the Toronto Stock Exchange under the symbol “FAH.U”.

Concurrent with the closing of the Offering, the Company issued to certain affiliates of Fairfax Financial, 22,715,394 multiple voting shares of the Company (“Multiple Voting Shares”) on a private placement basis, in exchange for cash consideration in the amount of US$227,153,940.  This investment, together with the contribution to the Company by Fairfax Financial of its indirect interest in AFGRI Proprietary Limited (“AFGRI”) in connection with the AFGRI transaction described below, resulted in an aggregate investment by Fairfax Financial of US$300 million in Multiple Voting Shares.

Also, concurrent with the closing of the Offering, the Company completed its acquisition of an indirect 42.2% interest in AFGRI (including the indirect interest formerly held by Fairfax Financial), as described in the final long form prospectus of the Company dated February 8, 2017 (the “Final Prospectus”).  Based in South Africa, AFGRI is a leading agricultural services and food processing company with a core focus on grain commodities.

Further, concurrent with the closing of the Offering, the Company issued to certain cornerstone investors 14,378,000 Subordinate Voting Shares, on a private placement basis, for aggregate gross proceeds of approximately US$144 million.

As a result, the aggregate gross proceeds to the Company from the Offering, Fairfax Financial, the cornerstone investors and the AFGRI transaction is approximately US$500 million.

“We are humbled to have launched this new company and raised US$500 million for Fairfax Africa. I want to personally thank each and every one of the many people who worked tirelessly to make Fairfax Africa a reality and also to thank all of the shareholders who have supported this new venture.” said Prem Watsa, Chairman of Fairfax Africa and Chairman and CEO of Fairfax Financial. “We aim to build value for Fairfax Africa shareholders over the long-term.”

Fairfax Africa is an investment holding company. Its investment objective is to achieve long-term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa (“African Investments”).

Generally, subject to compliance with applicable law, African Investments will be made with a view of acquiring control or significant influence positions.

Fairfax Financial has taken the initiative to create the Company.  Fairfax Financial is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

RBC Capital Markets acted as Global Coordinator for the Offering in Canada and the United States. RBC Capital Markets, Citigroup and UBS acted as Joint Global Coordinators and bookrunners for the Offering in EMEA and elsewhere outside of Canada and the United States. RBC Capital Markets, Citigroup, UBS, BMO Capital Markets, CIBC Capital Markets, National Bank Financial Inc., Scotiabank and TD Securities Inc. acted as joint bookrunners for the Offering in North America, with Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Capital Markets, GMP Securities L.P., Raymond James Ltd., Dundee Capital Partners and Manulife Securities Incorporated (collectively, the “Underwriters”) acted as co-managers.

The Company has granted the Underwriters a 30-day option (the “Over-Allotment Option”) to purchase up to an additional 15% of the aggregate number of Subordinate Voting Shares issued under the Offering to cover overallocations, if any, and for market stabilization purposes.

Fairfax Financial beneficially owns, through certain of its affiliates and subsidiaries, an approximate 64.73% equity interest in the Company (or an approximate 63.66% equity interest if the Over-Allotment Option is exercised in full) as a result of an aggregate of 30,000,000 Multiple Voting Shares acquired or to be acquired in conjunction with the Offering and the AFGRI transaction and 2,500,000 Subordinate Voting Shares acquired in conjunction with the Offering. Such Multiple Voting Shares and Subordinate Voting Shares represent approximately 98.83% of the voting rights in the Company (or approximately 98.78% of the voting rights if the Over-Allotment Option is exercised in full). The above-noted direct and indirect holdings of Fairfax Financial represent 100% and 12.4% of the outstanding Multiple Voting Shares and Subordinate Voting Shares, respectively.

The Canadian dollar value of the Multiple Voting Shares and the Subordinate Voting Shares acquired by Fairfax Financial’s affiliates was CA$391,740,000 and CA$32,645,000, respectively, based on the applicable noon rate published by the Bank of Canada on February 16, 2017.

The Multiple Voting Shares and the Subordinate Voting Shares were acquired by Fairfax Financial for investment purposes. Fairfax Financial has agreed to retain, either directly or through one or more subsidiaries, the Multiple Voting Shares for a period of time as described in the Final Prospectus.  Fairfax Financial may determine to purchase additional Subordinate Voting Shares in the open market or otherwise or sell all or some of the Subordinate Voting Shares, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.

An early warning report will be filed by Fairfax Financial in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax Financial upon request at (416) 367-4941.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration.  The securities have not been and will not be registered under the United States Securities Act of 1933.  A copy of the final prospectus is available on SEDAR at www.sedar.com.

Fairfax Financial’s and Fairfax Africa’s head and registered offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Fairfax Financial’s and the Company’s current expectations regarding future events.  Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Fairfax Financial’s or the Company’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information.  Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” in the Final Prospectus.  Neither Fairfax Financial nor the Company undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For further information contact:

Paul Rivett	Michael Wilkerson
President	Chief Executive Officer
Fairfax Financial Holdings Limited	Fairfax Africa Holdings Corporation
Tel: (416) 367-4942	Tel: (416) 367-4941